UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 Coherent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192479103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 9, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Partners, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,604,089*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,604,089*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,604,089*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   8.3%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of January 10, 2008, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 79,200 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership. See Item 5 of this Schedule 13D Amendment No. 2 for additional information.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Investors, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,604,089*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,604,089*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,604,089*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  8.3%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of January 10, 2008, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 79,200 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership. See Item 5 of this Schedule 13D Amendment No. 2 for additional information.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,604,089*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,604,089*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,604,089*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  8.3%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of January 10, 2008, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 79,200 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership. See Item 5 of this Schedule 13D Amendment No. 2 for additional information.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,604,089*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,604,089*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,604,089*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  8.3%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of January 10, 2008, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 79,200 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership. See Item 5 of this Schedule 13D Amendment No. 2 for additional information.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The amount required by JE to purchase the 342,900 Shares owned by it and reported in Item 5 of this Schedule 13D Amendment No. 2 was $8,106,758.72, including commissions. The amount required by Master Fund to purchase the 36,200 Shares owned by it and reported in Item 5 of this Schedule 13D Amendment No. 2 was $872,453.18, including commissions. All Shares owned by JE and Master Fund were purchased in open market transactions with cash from their respective partnership assets.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of January 10, 2008, Davenport owned 244,118 Shares, JE owned 2,280,771 Shares, and Master Fund owned 79,200 Shares, constituting 0.77%, 7.23% and 0.25%, respectively, and 8.3% in the aggregate, of the 31,546,990 Shares reported by the Company to be outstanding as of November 27, 2007 on the Form 10-K filed by the Company with the Securities and Exchange Commission on December 11, 2007. OPP as the investment adviser to the Partnerships, has the power to vote and the power to direct the disposition of such Shares. OPI, as the general partner of the Partnerships, and Messrs. Oliver and Press, as the Managing Members of OPP and OPI, share the power to vote and the power to direct the disposition of such Shares.

          Attached hereto as Schedule I is a list of all transactions in Shares effected by the Partnerships between November 27, 2007 and January 9, 2008, and from January 9, 2008 through and including January 10, 2008, each of which were effected in an ordinary course brokerage transaction. No other Filing Party had any transactions in Shares between November 27, 2007 and January 9, 2008, and from January 9, 2008 through and including January 10, 2008.


Item 7.   Exhibits.
          --------


          Exhibit A - Joint filing agreement, dated as of January 10, 2008, by and among Oliver Press Investors, LLC, Oliver Press Partners, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 10, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                                Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                                Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   SCHEDULE I


                          Purchases by JE Partners, LP



     Date             No. of Shares         Total Cost*         Price Per Share*
     ----             -------------         -----------         ----------------

   12/18/2007            36,000              $902,044.80            $25.06
   1/7/2008              93,000            $2,216,013.30            $23.83
   1/7/2008              93,000            $2,218,487.10            $23.85
   1/8/2008              46,500            $1,065,878.00            $22.92
   1/9/2008              44,200            $1,001,068.12            $22.65
   1/10/2008             30,200              $703,267.40            $23.29
* Including Commissions

                    Purchases by Oliver Press Master Fund LP



     Date             No. of Shares          Total Cost*        Price Per Share*
     ----             -------------          -----------        ----------------

   12/18/2007            14,000              $350,795.20            $25.06
   1/7/2008               7,000              $166,786.70            $23.83
   1/7/2008               7,000              $166,982.90            $23.85
   1/8/2008               3,500               $80,227.00            $22.92
   1/9/2008               2,800               $63,416.08            $22.65
   1/10/2008              1,900               $44,245.30            $23.29
* Including Commissions

                                   Exhibit A

                             JOINT FILING AGREEMENT
                             ----------------------


          The undersigned agree that this Schedule 13D Amendment No. 2 relating to the shares of common stock of Coherent, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


                                            January 10, 2008



                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                                Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                                Clifford Press